U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release — dated March 17, 2005	4

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: March 17, 2005	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

STANDARD & POORS RATING SERVICE REAFFIRMS FINANCIAL STRENGTH
RATINGS OF KINGSWAY FINANCIAL SERVICES INC.

Toronto, Ontario (March 17, 2005) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that Standard & Poors (“S&P”) has reaffirmed the financial strength ratings of Kingsway Financial Services Inc. and its U.S. holding company, Kingsway America Inc.

S&P commented that “the stable outlook is a reflection of Kingsway’s leading position in the trucking, non-standard auto, and motorcycle insurance markets, the company’s good operating performance and the slowly improving industry trend.”

S&P further commented that “the Kingsway underwriting discipline, focus on niche markets, strong distribution channels, and strong relationships with agents and brokers will help the company to continue to solidify and sustain its market position as a leading underwriter of non-standard auto and motorcycle products.”

“We are pleased to receive the recognition of our improving results and strong capital position”, said Bill Star, President & Chief Executive Officer.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. American Service, Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888